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Exhibit 12.1

YAHOO! INC.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

						Six Months Ended June 30, 2000
	Year Ended December 31,
	1995	1996	1997	1998	1999

Earnings:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and income (loss) from equity investees	$(1,766)	$(12,970)	$(44,353)	$4,082	$84,405	$217,515

Total earnings	$(1,766)	$(12,970)	$(44,353)	$4,082	$84,405	$217,515

Fixed charges:
Interest portion of rentals(1)	$23	$240	$870	$1,650	$2,970	$2,555
Accretion of redeemable preferred stock	—	105	832	1,396	341	—

Total fixed charges	$23	$345	$1,702	$3,046	$3,311	$2,555

Earnings plus fixed charges	$(1,743)	$(12,625)	$(42,651)	$7,128	$87,716	$220,070

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	2.34	26.49	86.13

Deficiency in earnings(2)	$(1,766)	$(12,970)	$(44,353)	N/A	N/A	N/A

(1)
Calculated as one-third of rentals, which is a reasonable approximation of the interest factor.

(2)
Due to the registrant's losses in 1995 through 1997, the ratio coverage was less than 1:1.

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YAHOO! INC. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)